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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TRM CORPORATION
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
872636105
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	872636105

1	NAMES OF REPORTING PERSONS: Perennial Investors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		937,632

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		937,632

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	937,632

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	872636105

1	NAMES OF REPORTING PERSONS: Christopher J. Heintz

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	5	SOLE VOTING POWER:

NUMBER OF		937,632

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		937,632

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	937,632

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

AMENDMENT NO. 1 TO SCHEDULE 13G
     This Amendment No. 1 to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Perennial Investors, L.L.C., a Delaware limited liability company (“Perennial”), and Mr. Christopher J. Heintz, the principal of Perennial Investors, as an amendment to the Schedule 13G originally filed on May 16, 2005 (the “Original 13G”), relating to shares of common stock of TRM Corporation, an Oregon corporation (the “Issuer”).

Item 4	Ownership.
Item 4 of the Original Schedule 13G is hereby amended and restated in its entirety as follows:
     (a) As of December 31, 2005, Perennial Investors and Mr. Heintz beneficially own 937,632 shares of Common Stock of the Issuer, which represents 6.7% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 937,632 shares of Common Stock beneficially owned by Perennial Investors and Mr. Heintz as of the date hereof, by (ii) 14,067,714 shares of Common Stock outstanding as of September 30, 2005, based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934, on November 14, 2005.
     (b) Perennial controls the power to vote and dispose of the 937,632 shares of Common Stock. As the principal of Perennial, Mr. Heintz controls the power to vote and dispose of all the Common Stock beneficially owned by Perennial.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2006

PERENNIAL INVESTORS, L.L.C.
By:	/s/ Christopher J. Heintz
Christopher J. Heintz, Manager

/s/ Christopher J. Heintz
Christopher J. Heintz

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